Exhibit 99.1

NEWS RELEASE NASDAQ: ELBM TSX.V: ELBM

Electra Announces Agreement Regarding Outstanding Convertible Notes Interest and Filing of Second Quarter 2024 Financial Reports

Toronto, Ontario – (August 14, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce that the Company and the holders of US$51 million principal amount of 8.99% senior secured convertible notes have agreed that all accrued interest owing to August 15, 2024, on the convertible notes will be “paid-in-kind,” not in cash, and added to the outstanding principal amount of the notes. As a result of this agreement, the Company will issue additional notes in the principal amount of US$6.5 million. The Company also announces the filing of its second quarter financial results.

David Allen, Electra’s CFO, said regarding the noteholder agreement, “We are grateful for our lenders’ continued support of our vision and business plan. This agreement allows us to preserve liquidity and allocate capital towards funding the completion of the cobalt refinery project rather than paying interest in cash.”

Electra’s CEO, Trent Mell, said “The cobalt refinery continues to be our primary focus, with the objective of resuming construction shortly after funding is secured. We have maintained rigorous management of our financial resources throughout the quarter and the recent agreement with our lenders further reflects this rigor. The Canadian Refinery is our flagship asset and will be the first of its kind in North America. Beyond refining cobalt hydroxide to produce cobalt sulfate for the battery market, we are exploring battery recycling to close the loop within the supply chain. In June, the Government of Canada entered a $5 million funding agreement with Electra to support the next phase of our battery recycling program. This continued support demonstrates a recognized importance of onshoring the battery supply chain and reducing reliance on China.

“Recent market reports have alluded to a slowing of EV growth rates for some EV manufacturers, but the outlook remains exceptionally strong,” Mell continued. “With global demand for EVs expected to increase by 22% in 2024, according to Rho Motion, and more than 90% of cobalt chemical, the material used for batteries, coming from refineries in China, the urgency to diversify the supply chain to meet the growth challenges ahead is becoming more pressing.

Mell concluded, “Through our partnerships with ERG and Glencore, we have secured feed material to meet the full capacity of our refinery. Customer demand for our cobalt sulfate production far exceeds our production capacity and LG Energy Solutions has already secured up to 80% of our production. We are strategically positioned to be a foundational component of the North American battery supply chain.”

The 8.99% senior secured convertible notes were issued pursuant to an indenture dated February 13, 2023, entered into among the Company, GLAS Trust Company LLC, as trustee for the notes and the noteholders. A supplemental indenture to the note indenture will be entered into which will govern the additional notes, a copy of which will be filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov.

The payment in kind and the issuance of additional notes is subject to certain conditions, including the approval of the TSX Venture Exchange.

www.ElectraBMC.com	1

The Company’s cash balance at the end of the quarter was C$4.8M. The Company’s second quarter 2024 financial reports are available on SEDAR+ (www.sedarplus.com) and the Company’s website (www.ElectraBMC.com).

Electra’s is recommissioning and expanding its refinery, and its long-term vision includes additional phases to potentially provide recycled battery materials and battery grade nickel to the North American and global electric vehicle battery market:

1.	Completion of the recommissioning of the refinery to produce at an initial rate of 5,000 tonnes per annum of battery cobalt contained in cobalt sulfate from cobalt hydroxide.

2.	12-month permit amendment process and expansion of certain circuits to increase cobalt production to 6,500 tonnes per annum of battery grade cobalt sulfate, reaching the nameplate capacity of the crystallization circuit.

3.	Recycling of black mass, recovering lithium, nickel, cobalt and other critical metals, supported by a planned joint venture with the Three Fires Group to collaborate to source battery waste and produce black mass for refining at Electra’s refinery.

4.	Expansion to a second cobalt sulfate facility in Bécancour, Quebec and a strategically located North American nickel sulfate refinery.

Throughout 2023, Electra operated a plant scale battery recycling trial at its refinery, processing more than 40 tonnes of black mass material to recover valuable elements such as lithium, nickel, cobalt, manganese, graphite, and copper. The goal was to make high-quality nickel, cobalt, and lithium products. While the current phase of the recycling project is now largely complete, ongoing work aims to unlock additional value from the final saleable products and completed advanced engineering studies.

Electra’s low carbon hydrometallurgical refinery in Canada is permitted and has an estimated current replacement value of approximately US$200 million. The Company requires approximately US$60 million to complete construction. The cobalt refinery project continues to be derisked through the on-site receipt of most long lead-time equipment and by the 2023 commissioning of the legacy refinery operations for the black mass demonstration plant.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. Keys to its strategy are integrating black mass recycling, expanding cobalt sulfate processing into Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

Contacts

Heather Smiles

Vice President, Investor Relations & Corporate Development
Electra Battery Materials

info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

www.ElectraBMC.com	2

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding completion of the issuance of the Interest Notes and the approval of the TSXV. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

www.ElectraBMC.com	3